AURIZON MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

This Management’s Discussion and Analysis (“MD&A”) is intended to explain the conditions and events that influenced the financial results reflected in, and should be read in conjunction with, the financial statements of Aurizon Mines Ltd. (“Aurizon” or the “Company”) for the year ended December 31, 2012 and the related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are stated in Canadian dollars, unless otherwise noted, and references to US$ are to United States dollars. This MD&A has been prepared as of March 13, 2013.

COMPANY OVERVIEW

Aurizon is a Canadian-based gold producer with its flagship Casa Berardi gold mine, advanced stage Heva-Hosco gold development property and multiple exploration properties located in the mining-favourable province of Quebec. Aurizon is listed on the Toronto Stock Exchange (symbol: ARZ) and the NYSE MKT (symbol: AZK).

Aurizon’s strategic objective is to become an intermediate-sized gold producer, operating multiple mines in stable geopolitical regions. This growth strategy will be achieved through acquisition of a development stage or producing property and/or development of an existing Aurizon portfolio property. Aurizon will execute this strategy through continued enhancement to its team of experienced mining professionals, with expertise in the disciplines of exploration, development, construction, operations, environment, sustainability, risk management, corporate governance and finance.

The wholly-owned Casa Berardi gold mine produced 136,848 ounces of gold in 2012 from underground ore production of 693,859 tonnes at an average grade of 6.8 grams of gold per tonne. Total gold production since re-commencement of mining in 2006 is now 937,100 ounces and greater than 1.6 million ounces cumulatively since 1988. Operational flexibility will be constrained in the first half of 2013 during the continued shaft sinking and lateral development out to Zones 118 and 123. As a result, gold production from Casa Berardi in 2013 is forecast to be approximately 125,000-130,000 ounces at an average grade of 7.2 grams of gold per tonne. Gold production should gradually increase throughout 2013 as more stopes become available and should reach historical levels in the second half of the year.

CASA BERARDI GOLD PRODUCTION

Aurizon has continued to focus on its wholly-owned advanced stage Heva-Hosco gold development property, including the Heva and

Hosco West Extension areas and the Joanna-Hosco deposit with a positive feasibility study. An exploration program is currently underway at the Heva and Hosco West Extension areas to further understand the promising potential for this project. With the 2012 drill program at Heva now completed, it is intended that an in-pit and underground mineral resource estimate will be completed within the first half of 2013. Aurizon’s property portfolio also includes earn-in joint venture agreements with several companies on multiple projects in Quebec, including the Marban, Fayolle, Opinaca-Wildcat, Duverny and Duvay-Fontana Properties.

ARRANGEMENT AGREEMENT WITH HECLA MINING COMPANY

On March 3, 2013, Aurizon entered into an Arrangement Agreement (the “Arrangement”) with Hecla Mining Company and 0963708 B.C. Ltd. (collectively “Hecla”) whereby Hecla agreed to acquire all of the issued and outstanding common shares of Aurizon in exchange for 0.9953 common shares of Hecla Mining Company, or in exchange for $4.75 in cash, or any combination thereof per share, all subject to proration. The maximum aggregate amount of cash consideration to be paid is $513,631,193 and the maximum aggregate number of Hecla Mining Company shares that may be elected is 57,000,000. Upon completion of the Arrangement, Aurizon would become a wholly-owned subsidiary of Hecla.

All unexercised and in-the-money Aurizon incentive stock options will be deemed to be fully vested and transferred and disposed by the holder thereof to Aurizon and cancelled in exchange for consideration in accordance with the Arrangement. Additionally, each DSU and RSU outstanding at the time of completion shall be cancelled in exchange for a cash payment by Aurizon equal to $4.75 per unit. The Arrangement requires Aurizon to, in certain circumstances, pay a termination fee of $27.2 million or to reimburse Hecla’s expenses.

The anticipated transaction is to be effected by way of a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia). The Arrangement will require the approval of 66 2/3% of the votes cast by the affected securityholders of Aurizon voting as a single class and the approval of 66 2/3% of the votes cast by the Aurizon shareholders at a special meeting which is expected to take place in May, 2013. Assuming Aurizon securityholders approve the transaction at the special meeting and all court and regulatory approvals are obtained, completion of the transaction is expected in the second quarter of 2013.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

ALAMOS OFFER

On January 14, 2013, Alamos Gold Inc. (“Alamos”) commenced an unsolicited offer to acquire all of the issued and outstanding common shares of Aurizon, other than any common shares held directly or indirectly by Alamos and its affiliates, in exchange for consideration of cash or Alamos shares, or a combination thereof, all subject to proration. On January 23, 2013, Aurizon’s Board of Directors issued a Director’s Circular with a recommendation that shareholders reject the offer and not tender their common shares to the offer for reasons set out therein. On March 5, 2013, Alamos announced the waiver of the minimum tender condition and extended the offer until March 19, 2013. On March 11, 2013, Aurizon announced the adoption of a new shareholder rights plan to ensure equal treatment for all shareholders in connection with any transaction to acquire control.

2012 FINANCIAL HIGHLIGHTS

•          Revenue of $224 million from 133,990 ounces of gold sold at an average realized price of US$1,658 per ounce

•	Net profit of $32 million, or $0.19 per basic share, and EBITDA(1) of $92 million
•	Cash and cash equivalents balance of $204 million and debt-free at year-end

•          Cash flow from operations of $62 million

2012 OPERATING HIGHLIGHTS

•          Casa Berardi produced 136,848 ounces of gold at total cash costs(1) of US$696 per ounce, in-line with previous guidance of 137,000 ounces and US$695 per ounce

•	693,859 tonnes of ore milled at unit mining costs(1) of $140 per tonne
•	Replenishment of Casa Berardi mineral reserves to 1,461,000 ounces of gold (net of mining depletion) at December 31, 2012. A successful drilling program resulted in a 6% increase in the average underground mineral reserve grade to 7.1 grams/tonne and an 11% increase in mineral reserves, before mining depletion, compared to 2011.
•	Successful transition from contractor to owner-operated mining at Casa Berardi
•	Self-funded capital investments at Casa Berardi of $75 million are facilitating transition into Zones 118 and 123 and increased operational flexibility
•	Completed the 2012 drill program at Heva, with an in-pit and underground mineral resource estimate to be completed within the first half of 2013

•          Positive feasibility study received on the Joanna-Hosco deposit of the advanced stage Heva-Hosco gold property

FINANCIAL AND OPERATING HIGHLIGHTS
		For the 3 months ended			For the year ended
			December 31,			December 31,
	Units	2012	2011	2012	2011	2010

Operating Highlights (Casa Berardi Mine)
Ore milled	Tonnes	183,677	170,283	693,859	698,123	722,745
Average ore grade	Grams/tonne	6.8	9.1	6.8	8.0	6.8
Mill recovery rate	%	89.4	92.0	90.6	91.2	89.8

Gold produced	Ounces	35,627	45,995	136,848	163,845	141,116
Gold sold	Ounces	33,147	50,787	133,990	165,250	139,950

Realized gold price(1)	US$/ounce	1,701	1,655	1,658	1,578	1,145
London P.M. Fix gold price	US$/ounce	1,719	1,685	1,669	1,572	1,225

Total cash costs(1)	US$/ounce	683	503	696	537	541
Depreciation and amortization(1)	US$/ounce	294	241	280	238	245
Total production costs(1)	US$/ounce	977	744	976	775	786

Operating profit margin(1)	US$/ounce	1,018	1,152	962	1,041	604

Unit mining costs(1)	$/tonne	124	143	140	127	108

Financial Highlights(2)
Revenue	$'000	56,203	85,683	223,558	259,999	178,743
Gross profit	$'000	23,874	46,769	91,770	132,274	66,020
Net profit	$'000	9,453	21,810	31,807	43,931	17,240
Net profit per share (basic & diluted)	$/share	0.06	0.13	0.19	0.27	0.10
EBITDA(1)	$'000	25,726	51,071	92,422	125,098	65,431

Net cash provided by operating activities	$'000	25,330	49,024	62,372	121,024	51,020
Capital expenditures	$'000	20,257	13,615	75,037	47,270	32,376

Cash and cash equivalents	$'000	204,232	213,486	204,232	213,486	139,341
Total assets	$'000	449,651	418,381	449,651	418,381	336,543

Notes:	(1) This MD&A contains non-GAAP performance measures throughout, as follows: realized gold price; total cash costs; depreciation and amortization; total production costs; unit mining costs; and EBITDA. Refer to the Non-GAAP Measures section of this MD&A for definitions and a reconciliation of these measures to revenue, cost of sales and net profit as reported in the audited statements (unaudited for interim periods) of comprehensive income.
(2) Financial information presented for annual periods has been extracted from the Company’s audited financial statements as at and for the years ended December 31, 2010, 2011 and 2012. Financial information presented for quarterly periods is unaudited.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF 2012 ANNUAL FINANCIAL PERFORMANCE

REVENUE

In both 2011 and 2012, Aurizon derived greater than 99.5% of its total revenue from the sale of gold, with the remainder earned from the sale of silver, all produced from the Casa Berardi mine.

Revenue in 2012 totalled $223.6 million, primarily from the sale of 133,990 gold ounces at a realized gold price of US$1,658 per ounce. This compares to revenue in 2011 of $260.0 million, from the sale of 165,250 gold ounces at a realized gold price of US$1,578 per ounce. The $36.4 million decrease in revenue from 2011 to 2012 is comprised of the following components:

•         $49.0 million decrease from 18.9% fewer gold ounces sold, mainly as a result of reduced production due to lower grades; partially offset by

•	$10.5 million increase from a 5.0% rise in the realized gold price per ounce; and a

•         $2.1 million increase from a strengthening of the USD/CAD exchange rate realized on gold sales in 2012 to 1.002 from 0.992 realized in 2011.

COST OF SALES

Cost of sales in 2012 totalled $131.8 million, comprised of operating costs of $94.3 million and depreciation and amortization of $37.5 million. Cost of sales in 2011 totalled $127.7 million, comprised of operating costs of $88.8 million and depreciation and amortization of $38.9 million. The $4.1 million, or 3.2%, increase in 2012 over 2011 is due to higher unit production costs partially offset by lower sales volume.

Operating costs, comprised of mining, milling and refining costs, increased by $5.5 million, or 6.2%, from 2011 to 2012. Total cash costs were US$696 per gold ounce in 2012, compared to US$537 in 2011, while gold ounces sold decreased to 133,990 ounces in 2012 from 165,250 ounces in 2011. The increase in total cash costs per ounce is attributable mainly to the combination of a lower average ore grade, a lower mill recovery rate, general inflationary pressures, reduced efficiency from mining smaller-sized stopes and development temporarily constrained by the shaft-deepening project.

Depreciation and amortization expense decreased by $1.4 million from 2011 to 2012. On a per-ounce basis, this expense increased to US$280/ounce in 2012 from US$238 in 2011. This increase reflects the amortization of higher-than-historical levels of capital investment seen in 2011 and 2012 and the decrease in sales volume from 2011 to 2012.

GROSS PROFIT

Gross profit was $91.8 million in 2012, compared to $132.3 million in 2011. This change reflects revenue lower by $36.4 million and cost of sales higher by $4.1 million as described above. Higher realized gold prices were more than offset by higher total cash costs, resulting in an operating profit margin of US$962 per ounce in 2012, as compared to US$1041 per ounce in 2011.

EXPLORATION COSTS

Exploration expenditures on mineral properties in Quebec, exclusive of Casa Berardi, decreased 32.5% to $17.9 million in 2012 from $26.5 million in 2011. $8.2 million, or 95%, of the total reduction is attributable to the Fayolle and Rex South Properties. Expenditures on the Fayolle Property were relatively high in 2011 as the Company incurred costs to meet a commitment under the related option and joint venture agreement. Expenditures on the Rex South Property declined in 2012 as the Company fulfilled its requirement, by the end of 2011, to incur an aggregate of $5 million of work during the first five years of the related earn-in agreement. During 2012, the Company terminated its option agreements in respect of the Rex South and Patris properties. The following table summarizes the exploration expenditures incurred in 2012 and 2011:

		For the year ended
		December 31,
(in millions of Canadian dollars)	2012	2011

Heva-Hosco Properties (exploration / feasibility study)	$ 9.7	$ 10.3
Fayolle Property	1.8	5.7
Rex South Property	0.7	5.0
Marban Property	5.0	4.8
Opinaca-Wildcat Properties	1.4	3.7
Duverny-Duvay Properties	2.4	1.1
Patris Property	0.1	0.5
General exploration and other properties	1.0	0.9
Refundable and non-refundable tax credits	(4.2)	(5.5)
Total exploration and feasibility study expenditures	$ 17.9	$ 26.5

GENERAL AND ADMINISTRATION COSTS

General and administrative costs reflect the head office costs in Vancouver, B.C. as well as the administrative and technical group in Val d’Or, Quebec. These costs declined to $17.5 million in 2012, from $19.4 million in 2011. The majority of the decrease relates to stock compensation expense which was $5.3 million in 2012, compared to $6.5 million in 2011.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

INCOME AND RESOURCE TAX EXPENSE

Income and resource taxes in 2012 totalled $24.3 million, or 43.3% of profit before taxes, compared to $42.7 million, or 49.3% of profit before taxes. The higher effective tax rate in 2011 is largely attributable to the substantive enactment of new Quebec resource tax legislation that retroactively increased the rate from 12% to 14% for nine months of 2010 and to 15% for 2011. Current income and resource tax expense totalled $25.2 million in 2012 compared to $41.1 million in 2011.

NET PROFIT

Net profit in 2012 totalled $31.8 million, or $0.19 per basic share, compared to net profit of $43.9 million, or $0.27 per share in 2011. The reduction of 27.6% is mostly explained by the combination of lower gold production at higher production costs and a non-recurring $1.3 million impairment loss on marketable securities, partially offset by the combination of a higher realized gold price, lower exploration costs, lower general and administration costs and a lower effective tax rate.

SUMMARY OF FOURTH QUARTER 2012 FINANCIAL PERFORMANCE

REVENUE

In the fourth quarter of both 2011 (“Q4’11”) and 2012 (“Q4’12”), Aurizon derived greater than 99.5% of its total revenue from the sale of gold, with the remainder earned from the sale of silver, all produced from the Casa Berardi mine.

Revenue in Q4’12 totalled $56.2 million, primarily from the sale of 33,147 gold ounces at a realized gold price of US$1,701 per ounce, compared to revenue in Q4’11 of $85.7 million, from the sale of 50,787 gold ounces at a realized gold price of US$1,655 per ounce. The $29.5 million decrease in revenue from Q4’11 to Q4’12 is comprised of the following components:

•          $29.7 million decrease from 34.7% fewer gold ounces sold, mainly as a result of reduced production due to lower grades; and a

•	$1.3 million decrease from a weakening of the USD/CAD exchange rate realized on gold sales in Q4’12 to 0.993, from 1.016 realized in Q4’11; partially offset by a

•          $1.5 million increase from a 2.8% rise in the realized gold price per ounce.

COST OF SALES

Cost of sales in Q4’12 totalled $32.3 million, comprised of operating costs of $22.7 million and depreciation and amortization of $9.6 million. Cost of sales in Q4’11 totalled $38.9 million, comprised of operating costs of $26.4 million and depreciation and amortization of $12.5 million. The $6.6 million, or 17.0%, decrease from Q4’11 to Q4’12 reflects higher unit production costs more than offset by lower sales volume.

Operating costs, comprised of mining, milling and refining costs, decreased by $3.7 million from Q4’11 to Q4’12. Total cash costs were US$683 per gold ounce in Q4’12, compared to US$503 in Q4’11, while gold ounces sold decreased to 33,147 ounces in Q4’12 from 50,787 ounces in Q4’11. The increase in total cash costs per ounce is attributable mainly to the combination of a lower average ore grade, a lower mill recovery rate, general inflationary pressures, reduced efficiency from mining smaller-sized stopes and development temporarily constrained by the shaft-deepening project.

Depreciation and amortization expense decreased by $2.9 million from Q4’11 to Q4’12. On a unit basis, this expense increased to US$294 per ounce in Q4’12 from US$241 in Q4’11. This increase reflects the amortization of higher-than-historical levels of capital investment seen in 2011 and 2012, and the decrease in sales volume from Q4’11 to Q4’12.

GROSS PROFIT

Gross profit was $23.9 million in Q4’12, compared to $46.8 million in Q4’11. This change reflects revenue lower by $29.5 million and cost of sales lower by $6.6 million as described above. A higher realized gold price was more than offset by higher total cash costs, resulting in an operating profit margin of US$1,018 per ounce in Q4’12, as compared to US$1,152 per ounce in Q4’11.

EXPLORATION COSTS

Exploration expenditures on mineral properties in Quebec, exclusive of Casa Berardi, decreased to $2.0 million in Q4’12 from $6.2 million in Q4’11. This decrease is largely due to minimal expenditures related to the Hosco deposit in Q4’12, whereas exploration and feasibility work were ongoing in Q4’11.

GENERAL AND ADMINISTRATION COSTS

General and administrative costs reflect the head office costs in Vancouver, B.C. as well as the administrative and technical group in Val d’Or, Quebec. These costs increased to $4.6 million in Q4’12, from $4.1 million in Q4’11.

INCOME AND RESOURCE TAX EXPENSE

Income and resource taxes in Q4’12 totalled $6.9 million, or 42.3% of profit before taxes, compared to $17.0 million, or 43.8% of profit before taxes in Q4’11. Current income and resource tax expense totalled $4.2 million in Q4’12 compared to $19.2 million in Q4’11.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

NET PROFIT

Net profit of $9.5 million, or $0.06 per basic share, was achieved in Q4’12, compared to net profit of $21.8 million, or $0.13 per share, in Q4’11. The reduction of 56.4% is mostly explained by the combination of lower gold production at higher production costs and a non-recurring $1.3 million impairment loss on marketable securities, partially offset by the combination of a higher realized gold price per ounce, lower exploration costs and a lower effective tax rate.

SUMMARY OF QUARTERLY RESULTS

	2011				2012
(in thousands of Canadian dollars, except where noted)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Financial Performance (Unaudited)
Revenue	$ 47,212	$ 58,960	$ 68,144	$ 85,683	$ 56,753	$ 60,852	$ 49,750	$ 56,203
Cost of sales	29,228	29,847	29,736	38,914	30,822	36,193	32,444	32,329
Gross profit	17,984	29,113	38,408	46,769	25,931	24,659	17,306	23,874
Exploration costs	7,104	6,098	7,037	6,229	6,686	5,435	3,778	2,000
General and administrative costs	6,086	4,168	5,025	4,077	4,856	4,211	3,872	4,592
Net profit	2,446	6,604	13,071	21,810	8,263	8,552	5,539	9,453
Earnings per share - basic and diluted	$ 0.02	$ 0.04	$ 0.08	$ 0.13	$ 0.05	$ 0.05	$ 0.03	$ 0.06

Operating Performance
Gold production (Ounces)	31,976	41,417	44,457	45,995	33,488	37,820	29,913	35,627
Gold sales (Ounces)	34,306	39,900	40,257	50,787	33,364	37,345	30,134	33,147
Realized gold price (US$/ounce)	1,392	1,521	1,695	1,655	1,692	1,592	1,653	1,701
Realized US$/C$ exchange rate	0.984	0.968	0.991	1.016	1.000	1.020	0.993	0.993
Total production costs (US$/ounce)	859	769	745	744	915	954	1,073	977

The Company’s quarterly financial trends in 2011 and 2012 are most impacted by levels of gold production and production costs at its Casa Berardi mine, as well as the market price of gold.

Average quarterly revenue in 2012 declined compared to 2011 primarily due to the following:

•          Lower gold production of 136,848 ounces in 2012, compared to 163,845 ounces in 2011, contributed to fewer ounces sold and lower revenue; partially offset by

•          Higher average realized gold prices of $1,661 (US$1,658) in 2012 as compared to $1,567 (US$1,578) per ounce in 2011.

Average quarterly net profit in 2012 declined compared to 2011 primarily due to the following:

•          Lower gold sales revenue as discussed above; and

•	Higher total production costs per ounce due to several factors, including:
-	A reduction in average ore grade from 8.0 grams per tonne in 2011 to 6.8 grams per tonne in 2012;
-	A reduction in mill recovery rate from 91.2% in 2011 to 90.6% in 2012;
-	Mining smaller stopes on average;
-	Development in 2012 was temporarily constrained by the shaft-deepening project; and
-	General inflationary cost pressures.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OPERATIONS OUTLOOK FOR 2013

With a year-end cash and cash equivalents balance of $204.2 million together with strong operating cash flows, management of Aurizon expects that Aurizon will be able to fund the capital and exploration projects planned for 2013. Production performance at Casa Berardi was consistent with Aurizon’s revised expectations for 2012 at 136,848 ounces. Aurizon is currently in a transition phase at Casa Berardi while it installs the required infrastructure to commence mining new areas east of the production shaft. These new mining areas will be the foundation of future underground production at Casa Berardi. The shaft sinking and lateral development out to the 118 and 123 Zones are in progress and the operation is expected to transition from the existing mining areas over the next 18 months. Management of Aurizon currently expects that Aurizon will be making a significant investment in Casa Berardi in 2013 in order to continue the development of the lower levels of the West Mine and secure a strong production profile into the future. Following the transition period, Aurizon expects that Casa Berardi will return to historical production levels.

CASA BERARDI STRATEGY FOR 2013

OPERATIONS

Operational flexibility will be constrained in the first half of 2013 during the continued shaft sinking and development to commission the 118 and 123 Zones. As a result, it is estimated that Casa Berardi will produce approximately 125,000 – 130,000 ounces of gold in 2013 at an average grade of 7.2 grams of gold per tonne. Gold production should gradually increase through the year as more stopes become available and should reach historic levels in the second half of the year.

Major shutdowns are planned for 2013, particularly in the first quarter, in order to switch over to the deepened shaft and incorporate new infrastructure into the mining schedule.

As quarterly operating results are expected to fluctuate throughout the year, they will not necessarily be reflective of these full year averages. Lower throughput at lower than average ore grades is expected in the first half of 2013 which is expected to result in approximately 33% fewer ounces of gold produced in the first half of 2013 compared to the second half of the year.

Average daily ore throughput is estimated at 1,760 tonnes per day, which would be lower than the 1,896 tonnes per day achieved in 2012. Mine sequencing in 2013 will result in ore grades that are expected to be 6% higher than 2012 at approximately 7.2 grams per tonne. Zone 118 is expected to provide ore for the first time in the third quarter with an anticipated average grade in 2013 of approximately 7.9 grams per tonne. Approximately 46% of production is expected to come from Zone 113; 22% from Zone 118; 13% from the Lower Inter Zone; and the residual 19% coming from the smaller zones and development material. Assuming a Canadian/U.S. dollar exchange rate at parity, total cash costs are anticipated to average US$810 per ounce in 2013 for the year gradually decreasing to US$700 per ounce in the second half. Onsite mining, milling and administration costs are expected to average $170 per tonne in 2013, up approximately 21% from 2012 projected costs as a result of the impact of fixed operating costs on lower ore throughput, higher stope preparation costs, and industry wide inflationary cost pressures, gradually trending down to $155 per tonne in the second part of the year.

CAPITAL EXPENDITURES

Capital expenditures at Casa Berardi are estimated to total $102.3 million in 2013, comprised of the following:

2013 Budget
(in millions of Canadian dollars)

Sustaining Capital Expenditures
Mining development	$ 24.4
Shaft deepening	19.3
Paste backfill plant	7.8
Property, plant and equipment	11.1
Infill and exploration drilling	4.1
Drill extensions of the East Mine open pit	1.2
Wet shotcrete plant	0.6
Miscellaneous projects	0.8
69.3

New Capital Projects
Development of East Mine open pit(1)	26.0
Principal Zone development	7.0
33.0
Total	$ 102.3

(1) Subject to further studies and permitting

Deepening of the West Mine production shaft continues at a budgeted cost of $19.3 million in order to provide access to the lower portions of the 113, 118 and 123 Zones. The shaft, currently at a depth of 920 metres, will be extended to approximately 1,080 metres below surface, which will provide access at the 1,010 metre level to develop a drift from the shaft to Zones 118 and 123. The shaft deepening is expected to be completed near the end of 2013 and commissioned by the first quarter of 2014.

Mining equipment replacement and fleet expansion to support the expanded development activities is budgeted at $11.1 million. A further $7.8 million will be invested to complete the construction of a paste backfill plant and $7.0 million for the development of the Principal Zone from the 280 metre level.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subject to further studies and permitting, $26 million is budgeted in 2013 to begin the excavation of the East Mine open pit with the objective of commencing production from the pit by early 2014. A review and update of the prefeasibility done by BBA on the East Mine Open Pit is underway. The block model is being revised and the mandate to commence additional geotechnical studies has been awarded to Golder Associates. The implication of the presence of underground openings of the East Mine will also be subject to further studies. Permitting for the operation of a rock quarry, road construction and relocation, wood clearing and excavation of the open pit has been initiated with excavation of the surface overburden planned to start during the third quarter of 2013. The mining approach including mining rate and unit costs is also under review.

EXPLORATION

In 2013, it is expected that $5.2 million will be invested on exploration at Casa Berardi which will include approximately 58,000 metres of surface and underground diamond drilling. Up to three surface, and five to seven underground drill rigs will be active during the course of 2013. Aurizon expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

Surface exploration will include testing the South domain of Zone 123 to investigate extensions of known mineralization.

Underground rigs will primarily focus on definition drilling of Zones 113, 118, 123, and the Principal Zone. In addition, exploration drilling from underground will be performed on the Cherty Zone 159.

EXPLORATION FOCUS FOR 2013

ADVANCED STAGE GOLD DEVELOPMENT PROPERTY – HEVA AND HOSCO WEST EXTENSION AREAS

An initial $1.5 million exploration program, consisting of further drilling, metallurgical work and a 10,000 metre of surface drill program is planned for the Heva deposit, to fill the gap inside the resource outline on sections that are supported by historic holes. Additional drilling of the down-dip extensions on Heva and Hosco West will correspond to the conceptual mining and economic studies and metallurgical testworks that are planned. With the 2012 drill program at Heva now completed, it is intended that an in-pit and underground mineral resource estimate will be completed within the first half of 2013. Up to three drill rigs will be active with the majority of the drilling to be performed during the first quarter of 2013.

DUVAY PROPERTY

A total budget of $0.5 million including 4,350 metres of drilling is planned at the Duvay property for 2013.

MARBAN PROPERTY

An updated mineral resource estimate on the Phase II drilling completed in August 2012 is in progress and is expected to be completed by early 2013. Following the updated mineral resource estimate the Company will review and evaluate a Phase III drill program.

Pursuant to an option agreement, Aurizon may earn up to a 65% interest in the Marban property, which comprises 42 mining claims and 3 mining concessions covering 976 hectares in the center of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY

BALANCE SHEET

The Company held $204.2 million of cash and cash equivalents as at December 31, 2012, a $9.3 million decrease compared to $213.5 million as at December 31, 2011. In 2012, positive cash flow from operating activities of $62.4 million and financing activities of $5.8 million was more than offset by $77.4 million of investing activities as described below.

Net working capital, calculated as total current assets less total current liabilities, was $204.6 million as at December 31, 2012, compared to $197.8 million as at December 31, 2011.

The Company held no financial debt as at December 31, 2012.

CASH FLOW FROM OPERATING ACTIVITIES

The Company generated $62.4 million of cash flow from operating activities in 2012, compared to $121.0 million in 2011. This reduction in cash flow is primarily attributable to non-cash working capital movements in respect of income and resource tax balances and a lower operating profit. The non-cash working capital movements in respect of income and resource tax balances contributed a decrease of $19.2 million in 2012 compared to an increase of $25.5 million in 2011. The $19.2 million movement for the 2012 period is largely due to $18.4 million of income and resource taxes paid in respect of 2011 taxes owed. Operating profit of $54.5 million was $31.5 million lower than in 2011.

CASH FLOW FROM INVESTING ACTIVITIES

Investing activities totalled $77.4 million in 2012, compared to $49.0 million in 2011. The majority of investing activities relate to capital expenditures at the Casa Berardi Mine, detailed as follows:

CAPITAL EXPENDITURES

(in thousands of Canadian dollars)	2012	2011

Casa Berardi Mine
Development and exploration	$ 28,881	$ 33,191
Mining equipment and infrastructure	45,934	13,709
Casa Berardi Mine total	74,815	46,900
Other property, plant and equipment	222	370
Total capital expenditures	$ 75,037	$ 47,270

The $45.9 million invested in mining equipment and infrastructure at Casa Berardi in 2012 included $15.5 million on machinery and equipment, $12.3 million on the shaft deepening, $10.1 million on the paste backfill and wet shotcrete plants, and $6.1 million on other infrastructure. In 2011, the $13.7 million investment related primarily to machinery and equipment.

In addition to capital expenditures, the Company’s investing activities for 2012 included $0.7 million of mineral property option payments, $1.2 million of reclamation deposits and $0.5 million of marketable securities under the terms of a property option agreement. In 2011, the Company’s investing activities included $0.8 million of mineral property option payments, $0.4 million of reclamation deposits and $0.5 million to acquire marketable securities under the terms of a property option agreement.

CASH FLOW FROM FINANCING ACTIVITIES

Financing activities, primarily related to the issuance of shares upon the exercise of stock options, resulted in cash inflows of $5.8 million in 2012, compared to $1.8 million in 2011.

CONTRACTUAL AND OTHER OBLIGATIONS

The Company’s significant contractual and other obligations as at December 31, 2012 are summarized as follows:

	Payments due by period
(in thousands of Canadian dollars)	Total	2013	2014-2015	2016-2017	2018+

Current liabilities	$ 31,795	$ 31,795	$ -	$ -	$ -
Asset retirement obligations	19,505	-	-	1,238	18,267
Equipment supply and contracts	6,263	1,566	3,131	1,566	-
Reclamation deposits	4,981	2,079	2,902	-	-
Employee incentives	1,505	522	983	-	-
Head office operating lease	569	253	316	-	-
Mineral properties firm commitments	267	267	-	-	-
Total	$ 64,885	$ 36,482	$ 7,332	$ 2,804	$ 18,267

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CAPITAL RESOURCES

CREDIT FACILITY

On January 31, 2011, Aurizon established a US$50 million revolving credit facility having an initial three year term and is secured by a charge over the assets of Aurizon. Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes. There are no hedging requirements under the terms of the credit facility. The credit facility documentation has been negotiated on normal commercial and customary terms for such finance arrangements. The facility has three financial covenants including a leverage ratio, a tangible net worth calculation, and a mine coverage ratio. These covenants were met for the year ended December 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements to report.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company has no transactions between related parties to report.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company may, from time to time, use foreign exchange contracts to protect exchange rates for a portion of its future foreign exchange transactions. Gold is quoted and sold in U.S. dollars on world markets whereas the Company’s operating and capital expenditures are denominated in Canadian dollars. As a result, the Company’s future revenue streams and its profitability are subject to foreign exchange risk. By entering into agreements to convert U.S. dollars to Canadian dollars at fixed prices, the Company can reduce its exposure to currency fluctuations.

The Company's results are also highly sensitive to changes in the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. Other than short dated contracts (i.e., less than three months), the Company is not using forward sale contracts, or other derivative products, to protect the price level of its future gold sales, thereby providing exposure to commodity price risk.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars. Accordingly, to the extent outlined by the aforementioned contracts, the Company may not participate fully in rising commodity prices and may not achieve average market prices. The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

OUTSTANDING SHARES

As of March 13, 2013, Aurizon had 164,562,827 common shares issued and outstanding and 10,460,675 incentive stock options, representing 6.4% of outstanding share capital, outstanding and exercisable into common shares at an average price of $5.31 per share.

COMMON SHARES
	December 31, 2012	December 31, 2011
Issued, period end	164,562,827	163,073,027
Fully-diluted, period end	175,063,502	173,983,052
Issued, period weighted average	164,168,819	162,623,135

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

NON-GAAP MEASURES

In addition to GAAP measures presented in the Company’s audited annual (and unaudited interim) financial statements prepared under IFRS, the Company and certain investors utilize non-GAAP financial measures in evaluating operating performance. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. The following table provides a reconciliation of non-GAAP financial measures to revenue, cost of sales and net profit as reported in the audited annual (and unaudited interim) statements of comprehensive income.

RECONCILIATION OF NON-GAAP MEASURES

	Unit of		Three months ended December 31,		Year ended December 31,
	Measure	Reference	2012	2011	2012	2011

Revenue	C$'000		56,203	85,683	223,558	259,999
Less: Silver by-product credits			(232)	(292)	(990)	(1,063)
Gold sales revenue	C$'000		55,971	85,391	222,568	258,936
Realized US$/C$ exchange rate			0.993	1.016	1.002	0.992
Gold sales revenue	US$'000	A	56,387	84,039	222,094	260,905

Cost of sales	C$'000	B	32,329	38,914	131,788	127,725
Less: Depreciation and amortization		C	(9,645)	(12,514)	(37,539)	(38,927)
Less: Silver by-product credits			(232)	(292)	(990)	(1,063)
Cash operating costs	C$'000	D	22,452	26,108	93,259	87,735
Average US$/C$ exchange rate		E	0.991	1.023	1.000	0.989
Cash operating costs	US$'000	F	22,647	25,521	93,298	88,705

Gold ounces sold	Ounces	G	33,147	50,787	133,990	165,250
Tonnes milled	Tonnes	H	183,677	170,283	693,859	698,123
Inventory adjustment to Cost of sales (a)	C$'000	I	116	(2,021)	3,038	(447)

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")
Net profit for the period	C$'000		9,453	21,810	31,807	43,931
Depreciation and amortization			9,692	12,566	37,729	39,131
Finance income			(558)	(503)	(2,236)	(1,538)
Finance costs			203	230	856	921
Income and resource tax expense			6,936	16,968	24,266	42,653
EBITDA	C$'000		25,726	51,071	92,422	125,098

Unit Non-GAAP Measures:
Realized gold price	US$/ounce	A÷G	1,701	1,655	1,658	1,578
Total cash costs	US$/ounce	F÷G	683	503	696	537
Operating profit margin	US$/ounce		1,018	1,152	962	1,041

Total cash costs	US$/ounce	F÷G	683	503	696	537
Depreciation and amortization	US$/ounce	(C÷G)÷E	294	241	280	238
Total production costs	US$/ounce		977	744	976	775

Unit mining costs	C$/tonne	(B+C+I)÷H	124	143	140	127

(a) This inventory adjustment in the calculation of unit mining costs reflects production costs associated with unsold gold bullion and ore inventory.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

RISKS AND UNCERTAINTIES

The Company is exposed to many risks and uncertainties in conducting its business including, but not limited to: gold price volatility; risks related to production and operations including the price and availability of commodities and resources, ground instability, flooding, personal injury or death, and damage or destruction to mineral properties or production facilities; uncertainty in estimating mineral reserves and mineral resources; foreign exchange and currency fluctuations; government regulation and permit risks; environmental risks; and risks related to relations with employees. These and other risks are described in the Company’s Annual Information Form and the Audited Annual Financial Statements for the year ended December 31, 2012. Readers are encouraged to refer to these documents for a more detailed description of risks and uncertainties inherent in the Company’s business.

GOLD PRICE VOLATILITY

The Company's results are highly sensitive to changes in the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists primarily of jewellery and investment demand.

PRODUCTION AND OPERATIONS

There is no assurance that production estimates will be achieved. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company's future cash flow, results of operations and financial condition. Production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons.

The Company’s profitability is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with our operations and development projects, such as diesel fuel, electricity, drilling equipment, steel, tires, skilled labour, chemicals and reagents. Prices of such commodities and resources also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond our control. Operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel may affect the timing and cost of our development projects. If costs of certain commodities or resources used in connection with our operations and development projects were to increase significantly, our profitability would be adversely affected.

The Company’s mining operations are also subject to other risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations. The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

MINERAL RESERVES AND MINERAL RESOURCES

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

FOREIGN EXCHANGE AND CURRENCY FLUCTUATIONS

The Company’s sales of gold and silver are denominated in United States dollars while the majority of its operating costs are denominated in Canadian dollars. A strengthening of the Canadian dollar against the United States dollar would reduce net cash flow available from the Company’s operations. The Company may, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, there is no assurance that the Company’s hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

GOVERNMENT REGULATION AND PERMITS

The mining, processing, development and exploration activities of the Company are subject to various federal, provincial, state and local laws and regulations governing prospecting, development, production, taxes, environmental protection, labour standards, occupational health and safety, toxic substances, land use, water use and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and operations. Continued production at the Casa Berardi Gold Mine and development of the advanced stage Heva-Hosco gold property will require additional approvals, permits and certificates of authorization from different government agencies. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control. Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. While to date the Company has been successful in obtaining the necessary permits, there can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.

ENVIRONMENT

All phases of the Company's operations are subject to environmental regulation, which mandates such things as air and water quality standards, land reclamation, site restoration and site closure requirements. Environmental regulations also prescribe limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties, which are currently unknown to the Company and may have been caused by previous owners or operators of the properties. Such hazards could result in loss or liability for the Company and its failure to comply with applicable laws.

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimate of its ultimate reclamation liability could change due to changes in laws and regulations and changes in cost estimates.

WORKFORCE

The availability of persons skilled in mineral exploration, mine development, mining operations and other mining related activities is limited and competition for such persons is significant. In order for the Company to maintain its current operations, it must retain its existing workforce and in order to achieve growth, it must attract and retain additional qualified personnel. If the Company is not successful in this regard, the result could be an adverse effect on the Company’s financial position and performance. The Company endeavours to maintain competitive remuneration and compensation packages in order to attract and retain the required skilled and experienced personnel.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CRITICAL ACCOUNTING ESTIMATES

The Company’s financial statements include critical accounting estimates made by management. Management is required to make various assumptions about matters that are highly uncertain at the time accounting estimates are made; the use of different assumptions could have a material impact on the Company’s financial condition and performance. These critical accounting estimates are described below.

MINERAL RESERVES

The Company’s estimate of recoverable proven and probable gold reserves is critical in assessing potential impairment of mining properties as well as in determining depreciation and amortization charges for certain assets under the units-of-production method.

The estimate of mineral reserves is prepared by qualified persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities. The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions. A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company assesses its mining properties and property, plant and equipment for indicators of impairment at the end of each reporting period. An impairment loss is recognized in the statement of comprehensive income when the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset or cash-generating unit is the higher of its fair value less costs of disposal and its value in use. In determining the recoverable amount of an asset, management make estimates related to future cash flows and discount rates, and in certain cases, estimates of fair value less costs of disposal. Estimated future cash flows are based on expected future production, metal selling prices, foreign currency exchange rates, operating costs and capital costs. Estimated discount rates are based on market assessments of the time value of money and the risks specific to the asset being assessed. The Company had total property, plant and equipment assets of $204.5 million recorded as of December 31, 2012.

ASSET RETIREMENT OBLIGATIONS

The Company records the present value of estimated costs of legal and constructive obligations to restore operating locations in the period in which the obligation is incurred. Restoration activities include dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and reclamation and re-vegetation of affected areas. At each reporting date, asset retirement obligations are re-measured to reflect changes, if any, to management estimated discount rates and timing or amount of the costs expected to be incurred. Re-measurements are reflected as adjustments to the corresponding asset and retirement obligation, with associated changes occurring to future amortization and accretion expenses. The Company had total asset retirement obligations of $15.8 million recorded as of December 31, 2012.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CHANGES IN ACCOUNTING POLICIES

The Company did not adopt any new accounting policies during the year ended December 31, 2012.

Except for IFRS 9 Financial Instruments as noted below, the Company will adopt the following accounting standards for its financial year beginning on January 1, 2013:

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial statements. It is not expected that IFRS 10 will have a significant impact on the Company’s financial statements.

IFRS 11 Joint Arrangements requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have a choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. The Company is currently evaluating the impact, if any, that IFRS 11 will have on its financial statements.

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. This standard carries forward existing disclosures and also introduces significant additional disclosure that addresses the nature of, and risks associated with, an entity’s interests in other entities. The Company is currently evaluating the impact, if any, that IFRS 12 will have on its financial statements.

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures. It is not expected that IFRS 13 will have a significant impact on the Company’s financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: i) inventory produced and ii) improved access to ore. Stripping costs associates with the former should be accounted for as a current production cost in accordance with IAS 2 Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset. It is not expected that IFRIC 20 will have a significant impact on the Company’s financial statements.

IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in other comprehensive income into two groups, based whether or not items may be recycled in the future. Entities that choose to present items in other comprehensive income on a pre-tax basis will be required to show the amount of tax related to the two groups separately. It is not expected that the amendments to IAS 1 will have a significant impact on the Company’s financial statements.

IAS 19 Employee Benefits sets out amendments to the accounting for defined benefit plans and other employee benefits. The changes include elimination of options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates immediate recognition of all gains and losses within other comprehensive income, as well as changes made to the date of recognition of liabilities for termination benefits and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact the classification of liabilities associated with those benefits. It is not expected that the amendments to IAS 19 will have a significant impact on the Company’s financial statements.

IFRS 9 Financial Instruments, issued in November 2009 and effective years beginning on or after January 1, 2015, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only 2 categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company expects to adopt this standard for its financial year beginning on January 1, 2015. The Company has not yet evaluated the impact the final standard is expected to have on its financial statements.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. On the basis of this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, the Company’s disclosure controls and procedures were effective to ensure that information, required to be submitted under applicable securities legislation, is recorded, processed, summarized and reported within specified time periods and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On the basis of this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with its accounting policies under IFRS.

There have been no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature in this document was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY NOTES

FORWARD-LOOKING STATEMENTS AND INFORMATION

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this MD&A is based on information available to the Company as of the date of this MD&A. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, onsite mining, milling and administration costs, anticipated ore throughput and grades, timing and estimated costs for the completion of the shaft deepening project at Casa Berardi, estimated timing for the development and mining of the East Mine open pit and Principal areas at Casa Berardi, timing of updated resource estimates for the Marban project, Arrangement Agreement with Hecla Mining Company, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the anticipated conversion of mineral resources to mineral reserves and the timing thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

Such forward-looking information is based on a number of assumptions, including but not limited to those set out in this MD&A, the most recent technical reports for the Company’s properties and the Company's annual information form ("AIF") for its most recent year end filed on SEDAR. Such assumptions include those relating to U.S. : Canadian dollar exchange rates, gold price per ounce, anticipated fuel prices, that the mine plan and gold recoveries will be achieved, that pre-production capital costs, operating costs and sustaining and restoration costs will be as estimated, that the Arrangement Agreement with Hecla Mining Company will be completed, the availability of an experienced workforce and suppliers for projects, that equipment will be available when required and at estimated costs, that the assumptions underlying mineral resource estimates are valid and that no unforeseen accident, fire, ground instability, flooding, labour disruption, equipment failure, metallurgical, environmental or other events that could delay or increase the cost of development or production will occur, that the results of exploration activities will be consistent with the Company's expectations, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business, political and economic conditions as well as those specific to the Company's operations will not change in a material adverse manner, and that financing will be available if and when needed on reasonable terms.

Forward-looking information is by its nature uncertain and involves foreseeable and unforeseeable risks and other factors which may cause the actual outcomes, costs, timing and performance to be materially different from those anticipated by such information. Such risks and factors include, among others, the risk that any of the assumptions on which the forward looking information is based prove to be incorrect or invalid, the risk of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes, of unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, risk that estimated costs, including costs of labour, equipment and materials, including power, are not as anticipated, of an undiscovered defect in title or other adverse claim, that results of exploration activities will be different than anticipated, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs of restoration activities are greater than expected and that changes in project parameters as plans continue to be refined result in increased costs There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of the forward looking information herein, including those described in Aurizon's AIF and in Aurizon's Annual Report on Form 40-F ("40-F") filed with the United States Securities and Exchange Commission. The AIF and 40-F are available respectively on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/. There may be factors in addition to those described herein or in the AIF or 40F that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

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Aurizon Mines Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

NOTE TO U.S. READERS

Aurizon is required to describe mineral reserves associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of “proven” or “probable”, which categories of reserves are recognized by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), but which differ from those definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (“SEC”) and contained in Industry Guide 7. In addition, under NI 43-101 the Company is required to describe mineral resources associated with its properties utilizing CIM definitions of “measured”, “indicated” or “inferred”, which categories of resources are recognized by Canadian regulations but are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC.

Accordingly, information contained in this MD&A regarding our mineral deposits may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder. In particular, this presentation uses the terms “measured” and “indicated” resources. U.S. readers are cautioned that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be converted into mineral reserves.

This MD&A also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

For additional information regarding reserves and resource information set forth in this MD&A, refer to our public filings, including our NI 43-101 technical reports, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/.

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